SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                    RYANAIR COMPANY STATEMENT FOLLOWING THE
          "OFF THE RECORD" PRESS CONFERENCE HELD BY THE EU COMMISSION
            ON THE CHARLEROI CASE IN ADVANCE OF TOMORROW'S DECISION

In response to media questions following an unprecedented "OFF-THE-RECORD" press conference held by the EU Commission this morning (Monday, 2nd February 2004) on the Charleroi case - the day before the full Commission is due to take a vote- a Ryanair Spokesman said:

        "In an unprecedented move this morning, the EU Commission's Transport Directorate gave Irish journalists specific details on the Commission's decision in the Charleroi case in advance of the full Commission's vote on the decision tomorrow morning. This will have a seriously prejudicial affect on the Commission's vote tomorrow.

        "This "off-the-record" press conference shows that the Commission is aware of the negative impact of this decision on European consumers and the development of the low fares airlines at underutilised regional airports throughout Europe. Otherwise, they wouldn't be going to such lengths to privately brief and leak details out before the full Commission has had the opportunity to review the facts and consider the wider implications of this case.

        "Despite DG Transport's best efforts, the industry and consumers are now waking up to the fact that this decision will lead to higher airport costs and therefore higher airfares. The only ones that will benefit from this decision are the high fares airlines and high cost airports. "Strong objections to the proposed decision have already been made by the Forum of European Regional Airports, the Assembly of European Regions, ELFAA and this afternoon, the President of the European Parliament Pat Cox all of whom raise serious concerns over the wider implications for Europe of this negative decision.
        "The Commission's proposed decision will reverse 20 years of competition, deregulation and low fares air travel and consumers will suffer with higher fares, less competition and less choice".

Ends.             Monday, 2nd February 2004

For reference:    Paul Fitzsimmons              Pauline McAlester
                  Ryanair                       Murray Consultants
                  Tel: 00-353-1-8121228         Tel: 00-353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  02 February 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director